Filed by Strathcona Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MEG Energy Corp.
Commission File No. 132-02876
MEG Directors’ Circular: Fact vs. Fiction June 19, 2025

Fact vs. Fiction

MEG's Directors' Circular contains a variety of claims which misunderstand Strathcona's business; Strathcona remains ready and willing to engage with the MEG board in good faith

#	Fiction	Fact
1	Fiction: MEG's Assets Have Premium Netbacks to SCR	Fact: Both SCR and MEG have Great Assets, With SCR Having Slightly Higher Netbacks
2	Fiction: MEG Has Lower Costs than SCR	Fact: SCR and MEG Have Similar Total Costs but in Different Categories, with SCR Lower Cost Overall
3	Fiction: SOR Is the Primary Driver of SAGD Profitability	Fact: Many Factors Contribute to SAGD Profitability; Stronger Realized Prices Outweigh Higher Opex
4	Fiction: MEG Has Significantly More High-Quality Inventory Than Strathcona	Fact: SCR and MEG Have Similar Inventory and Breakevens
5	Fiction: SCR Primarily Sells its Oil Via Rail, Which is Inferior to MEG's Long-Haul Pipe Contracts	Fact: SCR Sells a Portion of Its Oil Via Rail (at a Premium) and Has a Third-Party Rail Business
6	Fiction: Having a Large Shareholder On the Board of Directors is Inherently a Negative	Fact: 9 / 10 of MEG's Board Members Have Little Alignment with Their Shareholders
7	Fiction: WEF Is Planning to Sell All Its Shares in SCR	Fact: WEF Plans to Continue Distributing Shares to its LPs, Which Has Been Positive for SCR Thus Far

2

See Slide Notes and Advisories

Strathcona’s Supposedly “Inferior” Assets Have Delivered Superior Performance 3 Contrary to MEG’s claims, Strathcona and MEG’s assets have similar profitability, with Strathcona achieving higher netbacks in four of the past five quarters Fiction: MEG’s Assets Have Premium Netbacks to SCR Fact: Both SCR and MEG have Great Assets, With SCR Having Slightly Higher Netbacks See Slide Notes and Advisories Source: MEG Directors’ Circular Presentation, June 16, 2025 $36.33 $46.12 $40.23 $39.62 $42.23 $37.12 $46.35 $45.59 $33.05 $42.84 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 MEG SCR 2024 – Q1 2025 EBITDA Netback / bbl(1) (incl. Royalties, G&A, and Stock-Based Compensation) 2026 Estimated Cash Flow Netback / boe at Strip (Peters & Co.)(2) Strathcona Premium to MEG +$0.80 +$0.23 +$5.36 -$6.56 +$0.61 MEG chooses to exclude the following from its netback calculation to make its business appear more profitable: - Royalties - G&A - Stock-Based Compensation Contrary to MEG’s claims, both SCR’s and MEG’s thermal projects have “post-payout” royalties, making a direct comparison appropriate $30.12 $30.00 $0 $5 $10 $15 $20 $25 $30 $35 $40 Peer 1 Peer 2 SCR MEG Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 Peer 14 Peer 15 Peer 16 Peer 17 Peer 18 Peer 19 Peer 20 Peer 21 Peer 22 Peer 23 Peer 24 Peer 25 Peer 26 Peer 27 Peer 28 Peer 29 Peer 30 Peer 31 Peer 32 Peer 33 Peer 34 Peer 35 Peer 36

MEG Is Only A Lower Cost Operator If You Exclude Most Costs 4 MEG chooses to ignore more than 60% of its expenses to support its claim that it has a lower cost structure than Strathcona; in reality, MEG has a slightly higher cost structure than Strathcona See Slide Notes and Advisories Fiction: MEG Has Lower Costs than SCR Fact: SCR and MEG have Similar Total Costs, but in Different Categories, with SCR Lower Cost Overall(1)(2) Source: MEG Directors’ Circular Presentation, June 16, 2025 MEG chooses to exclude the following to make its business appear lower cost: - Transportation and storage costs - Royalties - G&A - Stock-based compensation - Interest expense - Finance expense $53.96 $55.00 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 SCR MEG $ / bbl $51.72 $56.48 SCR MEG 2024 Q1 2025 $81.33 $82.12 $81.30 $83.97 Sustaining Capital Non-Energy Opex Transportation and Processing Royalties G&A Stock-Based Compensation Finance Expense Energy Opex Realized Price Costs Excluded from MEG Analysis Costs Included in MEG Analysis

R² = 0.0173 $20 $25 $30 $35 $40 $45 $50 $55 2.0x 3.0x 4.0x 5.0x 6.0x Operating Netback / bbl (excl. Royalties) Steam-Oil-Ratio (x) SOR Is Only A Small Part Of The Story 5 While steam-oil-ratio has an impact on SAGD opex, many other factors drive profitability; SCR’s assets have higher SORs but earn better pricing due to lower viscosity and proximity to market See Slide Notes and Advisories Fiction: SOR is the Sole Driver of SAGD Profitability Fact: Many Factors Contribute to SAGD Profitability; Stronger Realized Prices Outweigh Higher Opex Source: MEG Directors’ Circular Presentation, June 16, 2025 Operating Netback vs. SOR by Project (Source: AER)(1)(2) MEG Christina Lake SCR Edam SCR Meota SCR Plover Lake SCR Orion SCR Lindbergh SCR Tucker Realized Price (net of Transp.) vs. SOR by Project(1)(2) Operating Costs vs. SOR by Project(1) $40 $45 $50 $55 $60 $65 $70 $75 2.0x 3.0x 4.0x 5.0x 6.0x Realized Price / bbl Steam-Oil-Ratio (x) R² = 0.7052 $0 $5 $10 $15 $20 $25 $30 0.0x 2.0x 4.0x 6.0x Opex / bbl Steam-Oil-Ratio (x) SOR is Almost Totally Uncorrelated to Profitability When Measured Across All SAGD Projects Cold Lake and Lloydminster Region Projects Athabasca Region Projects SOR drives opex, but opex is outweighed by realized price

MEG’s Claims Regarding Strathcona’s Inventory Do Not Match Their Own Data Source or Strathcona’s Reserves 6 MEG provides no support or detail for its claims regarding its or Strathcona’s inventory; checking current data from its apparent source reveals the businesses in fact have similar inventory See Slide Notes and Advisories Fiction: MEG Has Significantly More High-Quality Inventory Than Strathcona Fact: SCR and MEG Have Similar Inventory and Breakevens Source: MEG Directors’ Circular Presentation, June 16, 2025 0 0 9 18 19 21 21 22 23 25 25 26 31 43 Peer 12 Peer 11 Peer 10 Peer 9 Peer 8 Peer 7 Peer 6 Peer 5 Peer 4 SCR Peer 3 MEG Peer 2 Peer 1 Years of Inventory with <US$50 WTI Breakeven Source: Enverus (June 2025)(1)(2) MEG claims this data comes from “AER, Enverus and GLJ”, but provides no further detail on date of source or any manipulations to data; if from Enverus, data does not match current Enverus estimated MEG and SCR inventory with <US$50 WTI breakeven YE 2024 2P Reserves Life Index (Years)(3)(4) 50 52 SCR MEG

Strathcona Is Not "Reliant" On Rail To Sell Its Crude; MEG is Reliant on Bad Math To Obscure Strathcona's Premium Pricing

Contrary to MEG's claims, SCR's Hamlin Rail Terminal delivers a premium netback while SCR's Hardisty Rail Terminal earns low-risk third party fees; each provide a hedge to WCS differentials

Fiction: SCR Primarily Sells its Oil Via Rail, Which is Inferior to MEG's Long-Haul Pipe Contracts

Long-term, Reliable Market Access



Secured Egress as a % of Blend Sales (YE 2024)[1]
84%
14% to West Coast via Pipeline
70% to USGC via Pipeline
74%
74% via Rail[2]
MEG
Strathcona

✕ Strathcona **reliant on rail**, which is **higher cost and prone to interruptions**

MEG's Analysis Misunderstands How Strathcona's Rail Business Works and is Predicated on a Large Math Error[(4)]

Source: MEG Directors' Circular Presentation, June 16, 2025

Source: MEG Q1 2025 Report to Shareholders, Strathcona Q1 2025 Financial Statements

1. *Proportion of 2024 blend sales volumes which was directed to external markets. For Strathcona, the calculation is based on estimated 2024 oil and natural gas sales volumes of 138,700 boe/d, including diluent requirements of 27,800 boe/d. See "Oil and Gas Advisories".*
2. *Includes Strathcona's 50,000 bpd Hamlin rail loading facility and the unutilized portion of the Hardisty Rail Terminal ("HRT") (20% of 262,000 bpd) which Strathcona acquired early in the second quarter of 2025.*

SCR's Hardisty Terminal Is 20% Utilized, not 20% Unutilized

Fact: SCR Sells A Portion of Its Oil Via Rail (at a Premium) and Has a Third-Party Rail Business

Actual Egress as a % of Blend Sales[(1)]



84%
14% West Coast via Pipeline
70% USGC via Pipeline
262 Mbbls / d Hardisty Rail Terminal Servicing Third-Parties (Currently 80% Unutilized), Which Serves as Natural Hedge to WCS Differentials
+
33%
13% USGC via Pipeline (2027+)
20% USGC via Rail (No Diluent)
MEG
SCR

2024 Realized Price (net of Transport) Comparison[(2)(3)]



Realized Price
Transportation
Netback
$82.12
$16.81
$65.31
$81.33
$8.99
$72.34
$75.60
$4.03
$71.57
$80.14
$5.88
$74.26
$95.00
$22.69
$72.31
MEG (Pipeline)
SCR (Pipeline + Rail)
SCR Cold Lake (Pipeline)
SCR Lloydminster Conventional (Pipeline)
SCR Lloydminster Thermal (Rail)

7

See Slide Notes and Advisories

MEG Is Right: Having An Aligned Board Will Be A Big Change For Its Shareholders

MEG claims WEF will not act in the interest of all shareholders while on the board without providing any evidence; SCR believes having a long-term shareholder on the board helps ensure alignment

Fiction: Having a Large Shareholder On the Board of Directors is Inherently a Negative

Controlling Shareholder is Introduced



Controlling Shareholder's Ownership (%)
80%
0%
51%
Strathcona shareholders benefit
MEG shareholders cede control
Strathcona Status Quo2
MEG Status Quo
Combined Company2

- × **WEF becomes a controlling shareholder under the Offer** without paying a change of control premium
- × **WEF's decisions may not reflect interests of all shareholders**

Source: MEG Directors' Circular Presentation, June 16, 2025

Fact: 9 / 10 of MEG's Board Members Have Little Alignment with Their Shareholders

Board Share Ownership for 30 Largest Canadian E&Ps (%)[1]



Strathcona 81.5%
Peer 2 69.6%
Peer 3 65.7%
Peer 4 56.0%
Peer 5 37.6%
Peer 6 36.4%
Peer 7 34.1%
Peer 8 31.4%
Peer 9 30.2%
Peer 10 15.8%
Peer 11 12.2%
Peer 12 12.2%
Peer 13 11.4%
Peer 14 8.8%
Peer 15 7.4%
Peer 16 6.2%
Peer 17 5.0%
Peer 18 4.9%
Peer 19 4.3%
Peer 20 3.7%
Peer 21 2.4%
Peer 22 2.1%
Peer 23 2.0%
Peer 24 1.5%
Peer 25 1.0%
Peer 26 0.8%
MEG 0.4%
Peer 28 0.4%
Peer 29 0.2%
Peer 30 0.2%

MEG Director Share Ownership Facts[2]:

1. 5 / 10 MEG directors have not purchased a single share since Nov. 2020
2. 6 / 9 MEG independent directors elected to receive 100% of their retainer in cash instead of share units when given the option in 2024
3. 3 / 10 MEG directors have sold more shares than they have purchased in the open market since joining the board
4. 1 MEG director has never purchased a single share
5. MEG directors currently own 0.40% of the shares outstanding; excl. Mr. McCaig, the remaining 9 board members own 0.13%, reflecting the lowest board ownership amongst the 30 largest Canadian E&Ps

8

See Slide Notes and Advisories

MEG Is Wrong: WEF Has No Intention to Sell Any SCR Shares 9 MEG’s claim that WEF plans to sell all its SCR shares contradicts both WEF’s stated intentions and its past actions; MEG’s claim of prolonged selling pressure does not match the evidence See Slide Notes and Advisories Fiction: WEF Is Planning to Sell All Its Shares in SCR Fact: WEF Plans to Continue Distributing Shares to its Limited Partners, Which Has Been Positive for SCR Thus Far Source: MEG Directors’ Circular Presentation, June 16, 2025 10% (16%) (4%) 12% (10%) (3%) SCR MEG XEG Since Announcement (11/13/2024) Since Completion (1/31/2025) Total Return Since First WEF LP SCR Distribution (11% of SCR Shares)(1) This statement is false 1. WEF is not planning any share sales nor has completed any to date 2. WEF’s plan to return capital to its LPs is not dependent on SCR’s liquidity (WEF is simply passing-through its shares to its LPs systematically over time) 3. No need or requirement for WEF to sell SCR position now or in the future 4. In fact, WEF is looking to increase, not decrease, its position in Strathcona by investing an additional $662 million as part of the MEG transaction

A Compelling Opportunity For MEG and SCR Shareholders

A combination between Strathcona and MEG would unite two leading heavy oil "pure plays" into a new Canadian oil champion, delivering significant accretion to shareholders

1 Complementary, High-Quality Assets of Scale

- Strathcona and MEG are both heavy oil pure plays with near identical netbacks (~$40.50 / bbl in 2024) and reserve life indexes (50+ years 2P), though Strathcona has ~20% more '25E production[(1)]
- Both are leading SAGD operators (MEG ~100 Mbbls / d, SCR ~95 Mbbls / d of SAGD production[(2)]), while Strathcona also has a ~25 Mbbls / d conventional heavy oil business
  - Significant opportunity to achieve synergies due to economies of scale and shared learnings
- Together, the companies are expected to form Canada's fifth-largest oil producer, fourth-largest SAGD producer, and be among the largest holders of proved oil reserves in North America[(2)]

2 Financially Compelling

	Accretion / (Dilution) to MEG Shareholders[(3)]	Accretion / (Dilution) to SCR Shareholders[(4)]
Funds Flow Per Share[(5)]		
2024A[(6)]	+13%	+8%
2025E[(7)]	+17%	+5%
Funds Flow less Sustaining Capex Per Share[(5)]		
2024A[(6)]	+18%	+10%
2025E[(7)]	+29%	+5%
Net Asset Value (B-Tax) Per Share[(8)]		
Total Proved (1P)	+7%	+8%
Proved Plus Probable (2P)	+15%	+2%
Production Per Share		
2025E[(9)]	+12%	+4%
2030E[(9)]	+25%	(4)%

- Combined business is expected to begin trading at a large discount to the oil sands seniors, providing meaningful upside

3 Meaningful and Achievable Synergies

- $175 million in identified annual synergies:[(10)]

i. **Overhead Synergies:** $50 million

ii. **Interest Synergies:** $25 million

iii. **Operating Synergies:** $75 million capital expenditures + $25 million in operating costs

➢ Estimated at $943 million PV-10 on 1P basis (~$2.50 / share) and $992 million PV-10 on 2P basis (~$2.62 / share)[(11)]

10

See Slide Notes and Advisories

MEG Claims Regarding Tax Considerations of Strathcona Offer 11 Contrary to MEG’s claims, Strathcona’s Offer to Purchase and Circular does not contain any errors regarding tax considerations See Slide Notes and Advisories The assertion that Strathcona has made an error or misleading statement regarding the availability of the tax-deferred rollover provided in section 85.1 of the Income Tax Act (Canada) (ITA) is incorrect. The Offer clearly provides which fraction of each MEG common share is exchanged in consideration for newly issued Strathcona Shares and which fraction is exchanged for the cash consideration; this is consistent with the ITA requirements and relevant CRA guidance to permit a Canadian resident shareholder to obtain a tax-deferred rollover. (1) Strathcona’s description of the U.S. federal income tax considerations of the Offer to U.S. shareholders, including the consequences to such shareholders in the event that a disposition of MEG common shares pursuant to the Offer does not qualify as a reorganization under Section 368(a) of the Internal Revenue Code, is adequate and clearly captured in Strathcona’s Circular. As described therein, the Offer may be treated as part of reorganization if MEG amalgamates with Strathcona or a subsidiary of Strathcona following the completion of the Offer and certain other requirements are met, in which event, a U.S. shareholder of MEG would generally recognize gain for U.S. federal income tax purposes only to the extent of the cash consideration received, but would not recognize any loss. Strathcona currently intends to complete a subsequent amalgamation. (2)

All information in this presentation is provided as of June 19, 2025 Third-Party Information All information herein in respect to third parties has been obtained from the public disclosure of such third parties and has not been independently verified. While Strathcona does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Strathcona makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. Currency All figures in Canadian dollars unless otherwise noted. Forward-Looking Information Certain statements contained in this presentation constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this presentation includes, but is not limited to, statements relating to: Strathcona Resources Ltd.'s ("Strathcona") offer to acquire all of the issued and outstanding common shares in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona or its affiliates (the "Offer"), including the terms thereof; the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG shareholders and the Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production, reserves, and trading multiple; the expected per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditure per share, net asset value (PV-10 (before tax)) per share, and long-term production growth potential, including the expected impact thereon of the potential cost synergies identified by Strathcona; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; expectations with respect to the reserves life index and inventory life related to each of Strathcona's and MEG's assets; expectations with respect to the terms of the WEF III equity investment, including the subscription price for, and other terms of, the Strathcona subscription receipts thereunder and the timing thereof, including the timing of completion thereof; the treatment of the proceeds of the WEF III equity investment;Strathcona's and MEG's access to adequate pipeline and rail capacity and Strathcona's sale of oil via rail; benefits of Strathcona's sale of oil via rail; Strathcona's intention to pursue a subsequent acquisition transaction and cause an amalgamation of MEG and a first-tier subsidiary of Strathcona following successful completion of the Offer; estimated 2026 cash flow netback / boe at strip of Strathcona and MEG; WEF's intention to continue distributing shares to its limited partners; and expectations regarding the Montney dispositions, including the expected timing of closing and the anticipated effects thereof. Although Strathcona believes that the expectations reflected by the forward-looking information presented in this presentation are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Strathcona; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs, including as specifically set forth herein, of the combined company and each of Strathcona and MEG; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of combined company capital expenditures; that there will be no material change to MEG's operations prior to completion of the transaction; the combined business has the same per barrel oil overhead cost as Strathcona; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this presentation related to the Offer, including with respect to the reasons for the Offer, the potential benefits to MEG shareholders and expected effects post combination, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from May 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including May 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG common shares will be issued and outstanding immediately prior to the date of the Offer and 2.6 million MEG common shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG common shares (other than rights under the MEG's shareholder rights plan) outstanding immediately prior to the date of the Offer; (c) that all of the common shares are deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG common shares or Strathcona common shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate. Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of MEG and Strathcona including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in currency and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which Strathcona or MEG is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. The foregoing list of risks, uncertainties and factors is not exhaustive. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results. This presentation contains information that may constitute financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on the financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, financial outlook. Strathcona has included financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this presentation. The forward-looking information contained in this presentation is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this presentation is expressly qualified by this cautionary statement. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire common shares of MEG and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and take-over bid circular dated May 30, 2025 and accompanying letter of transmittal and notice of guaranteed delivery. The formal offer to purchase and take-over bid circular contains important information about the Offer and should be read in its entirety by MEG shareholders. Additional Information About the Proposed Offer and Where to Find It This presentation relates to the proposed Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (a "Registration Statement") under the United States Securities Act of 1933 (the "U.S. Securities Act"), which includes the formal offer to purchase and take‐over bid circular and other documents related to the Offer. This presentation is not a substitute for the Registration Statement, the formal offer to purchase and take-over bid circular or any other relevant documents filed or to be filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the formal offer to purchase and take-over bid circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, formal offer to purchase and take-over bid circular and other materials filed by Strathcona with the SEC are available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, formal offer to purchase and take-over bid circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the strategic communications advisor and information agent for the Offer, at assistance@laurelhill.com or by phone at 1-877- 452-7184 (Toll-Free), and are available electronically at www.sedarplus.ca. Cautionary Statement Respecting Information of MEG Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona. Advisories 12

Non-GAAP Financial Measures and Ratio Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with generally accepted accounting principles ("GAAP") and these measures should not be considered to be more meaningful than GAAP measures in evaluating Strathcona's performance. The following tables include a reconciliation of the non-GAAP measures used throughout this presentation to their most comparable GAAP measure. Subsequent adjustments have been made to reflect the Montney dispositions and operating, overhead and interest synergies expected to occur as a result of the combination with MEG. EBITDA NETBACK "EBITDA" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business before accounting for interest, tax, and depletion, depreciation and amortization. EBITDA is calculated as oil and natural gas sales and sales of purchased product less: purchased product; bending costs; royalties; production and operating expense; transportation and processing expense and general and administrative expense. "EBITDA (Post Montney Disposition)" reflects EBITDA after giving effect to the Montney dispositions. "EBITDA Netback" and "EBITDA Netback (Post Montney Disposition)" are calculated by dividing "EBITDA" and "EBITDA (Post Montney Disposition)" by the respective sales volumes for the relevant period. The following table summarizes "EBITDA", "EBITDA (Post Montney Disposition)", "EBITDA Netback", "EBITDA Netback (Post Montney Disposition)" of Strathcona. In respect of MEG, "EBITDA" is calculated as sales from production, sales of purchased product, power and transportation revenue less: purchased product; diluent, royalties; operating expenses; transportation and storage expense; general and administrative expense and stock-based compensation. "EBITDA Netback" in respect of MEG is calculated by dividing "EBITDA" by the respective sales volumes for the relevant period. The following table summarizes "EBITDA" and "EBITDA Netback" of MEG. OPERATING NETBACK, EXCLUDING ROYALTIES Readers are cautioned that Operating Netback excluding Royalties, as calculated by the AER on Slide 5 in the chart entitled "Operating Netback vs. SOR by Project" is not equivalent to Operating Netback excluding Royalties as calculated by Strathcona. Please refer to "Third-Party Information". "Field Operating Income" and "Field Operating Income, excluding Royalties" are common metrics used in the oil and gas industry to assess the profitability of field operations. "Field Operating Income, excluding Royalties (Post Montney Disposition)" reflects "Field Operating Income, excluding Royalties" after giving effect to the Montney Dispositions. "Operating Netback, excluding Royalties" and "Operating Netback excluding Royalties (Post Montney Disposition)" are calculated as "Field Operating Income, excluding Royalties" and "Field Operating Income, excluding Royalties (Post Montney Disposition)" divided by the respective sales volumes for the relevant period. The following table summarizes "Field Operating Income", "Field Operating Income, excluding Royalties", "Field Operating Income, excluding Royalties (Post Montney Disposition)", "Operating Netback, excluding Royalties" and "Operating Netback, excluding Royalties (Post Montney Disposition)" of Strathcona. The following table summarizes "Field Operating Income", "Field Operating Income, excluding Royalties" and "Operating Netback, excluding Royalties" of MEG. REALIZED PRICE, NET OF TRANSPORTATION In respect of Strathcona, the term "Oil and natural gas sales, net of blending" is calculated by deducting purchased product and blending costs from oil and natural gas sales and sales of purchased product. Management uses this metric to isolate the revenue associated with the Company's production after accounting for the unavoidable cost of blending. "Oil and natural gas sales, net of blending (Post Montney Disposition)" reflects oil and natural gas sales, net of blending after giving effect to the Montney Dispositions. "Realized Price" and "Realized Price (Post Montney Disposition)" is determined as oil and natural gas sales, net of blending and oil and natural gas sales, net of blending (Post Montney Disposition) divided by the respective sales volumes for the relevant period. "Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)" is used by management to compare revenue from the sale of production under various marketing arrangements after considering the cost to deliver product to its sales point, after giving effect to the Montney Dispositions. "Realized Price, net of Transportation (Post Montney Disposition)" is determined as "Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)” divided by the respective sales volumes for the relevant period. The following table summarizes "Oil and natural gas sales, net of blending", "Oil and natural gas sales, net of blending (Post Montney Disposition)", "Oil and natural gas sales, net of blending and transportation (Post Montney Disposition)", "Realized Price" and "Realized Price (Post Montney Disposition)" and "Realized Price, net of Transportation (Post Montney Disposition)" for Strathcona: Advisories 13 2025 2024 ($ millions, unless otherwise indicated) Q1 Q4 Q3 Q2 Q1 Oil and natural gas sales 1,459 1,293 1,273 1,472 1,299 Sales of purchased products 7 16 44 13 2 Purchased product (8) (16) (44) (13) (2) Blending costs (326) (268) (232) (287) (295) Royalties (138) (209) (134) (194) (126) Production and operating (231) (197) (186) (214) (214) Transportation and processing (142) (144) (140) (149) (143) General and administrative (25) (28) (26) (25) (22) Stock-based compensation — — — — — EBITDA 596 447 556 602 498 Adjustments for Montney dispositions (148) (118) (97) (117) (127) EBITDA (Post Montney Disposition) 448 329 459 485 372 EBITDA Netback 33.98 26.35 33.85 35.60 29.95 EBITDA Netback (Post Montney Disposition) 42.84 33.05 45.59 46.35 37.12 2025 2024 ($ millions, unless otherwise indicated) Q1 Q4 Q3 Q2 Q1 Sales from production 1,229 1,165 1,207 1,179 1,153 Power and transportation revenue 11 12 10 10 26 Sales of purchased products 30 102 217 346 313 Purchased product (30) (99) (214) (341) (304) Diluent (458) (411) (403) (412) (456) Royalties (108) (132) (169) (162) (128) Operating expenses (82) (72) (66) (66) (86) Transportation and storage expense (166) (177) (171) (147) (130) General and administrative (19) (18) (17) (18) (20) Stock-based compensation (19) (3) (3) — (18) EBITDA 388 367 391 389 350 EBITDA Netback 42.23 39.62 40.23 46.12 36.33 ($ millions, unless otherwise indicated) Q1 25 YE 2024 YE 2023 Oil and natural gas sales 1,459 5,336 4,748 Sales of purchased products 7 75 46 Purchased product (8) (75) (47) Blending costs (326) (1,082) (1,058) Oil and natural gas sales, net of blending 1,133 4,255 3,690 Adjustment for Montney oil and natural gas sales, net of blending (283) (963) (656) Oil and natural gas sales, net of blending (Post Montney Disposition) 850 3,292 3,034 Transportation (Net of Montney Disposition) (88) (364) (374) Oil and natural gas sales, net of blending and transportation (Post Montney Disposition) 762 2,928 2,660 Realized Price 64.58 63.60 64.83 Realized price (Post Montney Disposition) 81.30 81.33 75.43 Realized Price, net of Transportation (Post Montney Disposition) 72.90 72.34 66.16

Advisories

The following table summarizes **"Oil and natural gas sales, net of blending"**, **"Oil and natural gas sales, net of blending and transportation"**, **"Realized Price"** and **"Realized Price, net of Transportation"** for MEG:

($ millions, unless otherwise indicated)	Q1 25	YE 2024	YE 2023
Sales from production	1,229	4,704	4,548
Sales from purchased product	30	978	1,444
Purchased product	(30)	(958)	(1,400)
Diluent expense	(458)	(1,682)	(1,691)
Oil and natural gas sales, net of blending	**771**	**3,042**	**2,901**
Transportation and storage expense	(166)	(625)	(600)
Transportation revenue	1	2	3
Oil and natural gas sales, net of blending and transportation	**606**	**2,419**	**2,304**
Realized Price	**83.97**	**82.12**	**78.64**
Realized Price, net of transportation	**65.98**	**65.31**	**62.46**

FUNDS FLOW

"Funds Flow" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to either maintain or grow the business, make debt repayments or pay dividends. Funds Flow is derived from income adjusted for non-cash items, realized and unrealized gains and losses on risk management contracts, loss on settlement of other obligations, transaction related costs, debt extinguishment expense and other. **"Funds Flow (Post Montney Disposition)"** reflects Funds Flow after giving effect to the Montney dispositions, expected synergies from the combination of Strathcona and MEG, finance costs excluding amortization of debt issuance costs and incorporates assumptions regarding interest that would have been avoided pursuant to the settlement of debt using the proceeds from the Montney dispositions. **"Funds Flow per Share"** and **"Funds Flow (Post Montney Disposition) per Share"** are calculated by dividing Funds Flow and Funds Flow (Post Montney Disposition) for the applicable period by issued and outstanding shares at the end of the period. Funds Flow per boe (Post Montney Disposition) is determined as Funds Flow (Post Montney Disposition) reflected on a per boe basis calculated using sales volumes for the relevant period.

"Funds Flow per boe (Post Montney Disposition)" is the metric used by Strathcona that most closely approximates Cash Flow Netback / boe as presented on Slide 3 in the chart entitled "2026 Estimated Cash Flow Netback / boe at Strip (Peters & Co.)". Readers are cautioned that Cash Flow Operating Netback, as calculated by the Peters & Co. is not equivalent to **"Funds Flow per boe (Post Montney Disposition)"** as calculated by Strathcona. Please refer to "*Third-Party Information*".

FUNDS FLOW LESS SUSTAINING CAPEX

"Funds Flow less Sustaining Capex" is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona's principal business to either fund operating activities, re-invest to grow the business, make debt repayments or pay dividends. Sustaining Capex represents the estimated capital expenditures required to maintain production at its current level. **"Funds Flow less Sustaining Capex (Post Montney Disposition)"** reflects Funds Flow less Sustaining Capex after giving effect to the Montney dispositions and expected synergies from the combination of Strathcona and MEG. **"Funds Flow less Sustaining Capex per Share"** and **"Funds Flow less Sustaining Capex per Share (Post Montney Disposition)"** are calculated by Funds Flow less Sustaining Capex and Funds Flow less Sustaining Capex (Post Montney Disposition) for the applicable period divided by issued and outstanding shares at the end of the period.

The following table summarizes **"Funds Flow"**, **"Funds Flow (Post Montney Disposition)"**, **"Funds Flow less Sustaining Capex"** and **"Funds Flow less Sustaining Capex (Post Montney Disposition)"** of Strathcona, MEG and the combined business as at December 31, 2024:

	Year Ended December 31, 2024		
($ millions, unless otherwise indicated)	Strathcona	MEG	Combined
Income	**604**	**507**	**1,111**
Deferred tax expense	249	185	**434**
Depletion, depreciation and amortization	874	620	**1,494**
Unrealized loss - foreign exchange	68	65	**133**
Risk management contracts	44	(22)	**22**
Loss on settlement of other obligation	4	—	**4**
Transaction related costs	1	—	**1**
Finance costs	68	—	**68**
Stock-based compensation	—	24	**24**
Debt extinguishment expense	—	7	**7**
Other	—	4	**4**
Funds Flow	**1,932**	**1,391**	**3,322**
Adjustments for Montney dispositions	(427)	—	**(427)**
Synergies - Combined Company	—	—	**75**
Interest	170	—	**170**
Finance expense, excl. amortization of debt issuance costs	(68)	—	**(68)**
Funds Flow (Post Montney Disposition)	**1,607**	**1,391**	**3,072**
Funds Flow	1,932	1,391	**3,323**
Sustaining Capex	(499)	(453)	**(952)**
Funds Flow less Sustaining Capex	**1,433**	**938**	**2,371**
Funds Flow (Post Montney Disposition)	1,607	1,391	**3,072**
Sustaining Capex	(499)	(453)	**(952)**
Synergies - Combined Company	—	—	**40**
Funds Flow less Sustaining Capex (Post Montney Dispositions)	**1,108**	**938**	**2,160**

14

Supplementary Financial Measures "1P and 2P B-Tax NPV10" is comprised of before tax present value for 1P and 2P reserves, discounted at 10 per cent, as determined in accordance with NI 51-101 (as defined below) and excludes the impact of financing. It is used by management to assess the intrinsic value of oil and gas reserves accounting for the time value of money. "Sustaining Capital" is comprised of the capital expenditures required to hold production flat per year. 2024 MEG's Sustaining Capex was taken from 2024 Annual Report and equal to "Sustaining and maintenance" plus "Turnaround", 2025 Sustaining Capex taken from MEG's 2025 public guidance and includes "Sustaining and maintenance" plus "Turnaround"; Strathcona Sustaining Capex taken from Strathcona management estimates and includes turnaround capital as well. "Accretion / (Dilution)" refers to the change in per-share financial metrics resulting from a transaction, and is used by management to assess the impact of an acquisition or merger. It is calculated by comparing a company's share of the combined company's attributes versus that same company's standalone attributes prior to the transaction. The accretion / (dilution) metrics include the effect of synergies. In the case of MEG, because Strathcona is partially cash funding the transaction, MEG's post combination ownership is lower than it otherwise would be in an all-stock transaction, which would misrepresent the accretion / (dilution) metrics to MEG shareholders in the absence of any adjustment. Accordingly, to account for the value MEG shareholders are receiving in the form of cash, all accretion / (dilution) metrics assume MEG shareholders re-invest their cash consideration into Strathcona at Strathcona's share price at announcement of the offer, which would increase their combined company ownership from 38% to 46%. In addition, in calculating the accretion / (dilution) to MEG shareholders, MEG's standalone metrics have been adjusted to only reflect the percentage not held by Strathcona (90.8%). Finally, MEG standalone per-share metrics are calculated on a fully-diluted basis (inclusive of RSUs & PSUs); however, the combined business per-share metrics assume MEG's RSUs & PSUs vest upon a change of control but are cash-settled. Strathcona has no dilutive securities in its share capital. Oil and Gas Advisories Production and Reserves Information Strathcona's and MEG's oil and gas reserves and resources estimates included in this presentation have been prepared in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with the applicable securities regulatory authorities in Canada, to disclose proved, probable and possible reserves, and resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in this presentation in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, Strathcona has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates included in this presentation that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. The combined company production and reserves information presented in this presentation is based on: (a) in respect of Strathcona, the report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") dated effective December 31, 2024 (the "SCR McDaniel Report"), assessing and evaluating the proved and probable reserves and contingent resources of Strathcona, and (b) in respect of MEG, the independent reserves report of GLJ Ltd. ("GLJ") dated effective as of December 31, 2024 (the "MEG GLJ Report"), assessing and evaluating the proved and probable reserves and contingent resources of MEG. Such estimates constitute forward-looking statements, which are based on values that Strathcona's management believes to be reasonable, and are subject to the same limitations discussed under "Forward-Looking Information". The net present value of future net revenues attributable to reserves included in this presentation do not represent the fair market value of such reserves. There is no assurance that the forecast prices and costs assumptions will be attained, and variances could be material. References to "oil" in this presentation refer to, (i) with respect to Strathcona, collectively, bitumen, heavy oil, condensate and light oil and other natural gas liquids (comprised of ethane, propane and butane only), and (ii) with respect to MEG, bitumen. All production is presented on a gross basis (as defined in NI 51-101) unless otherwise stated. Oil and Gas Metrics This presentation contains metrics commonly used in the crude oil and natural gas industry, including "inventory life", "reserves life index" and "net asset value (before tax) per share". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this presentation. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona's projected performance over time; however, such measures are not reliable indicators of Strathcona's future performance, which may not compare to Strathcona's performance in previous periods, and therefore should not be unduly relied upon. "Inventory life" and "Reserves life index" is calculated by dividing the applicable reserves and/or contingent resources by expected production. Net asset value forecasts oil and natural gas sales (based on sales volumes and prices received, including for sales of purchased product), royalty expenses, all operating and transportation costs, capital expenditures, and decommissioning expenses, and all other forecasted expenses until all of the company's reserves are depleted, discounted back at various discount rates. Barrels of Oil Equivalents This presentation contains various references to the abbreviation "boe" which means barrels of oil equivalent. All boe conversions in this presentation are derived by converting gas to oil at the ratio of six thousand cubic feet ("mcf") of natural gas to one barrel ("bbl") of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl: 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl: 6 mcf, utilizing a conversion ratio of 1 bbl: 6 mcf may be misleading as an indication of value. Advisories 15

Slide Notes 16 Slide 3 1) Refer to “Non-GAAP Financial Measures and Ratios”. 2) Source: Peters & Co “E&P Overview Tables”, June 16, 2025. Reflects 2026 “Cash Flow / boe” at US$64.70 / bbl WTI, US$12.20 / bbl WTI, C$3.59 / Mcf AECO, 1.34x FX, Peers include: CNQ, SU, IMO, CVE, TOU, ARX, WCP, PEY, POU, NVA, ATH, IPCO, TVE, BTE, AAV, BIR, VET, HWX, KEL, PXT, CJ, KEC, SDE, SGY, OBE, GFR, SOIL, LGN, GTE, PNE, RBY, JOY, BNE, YGR, LCX, LTC. Slide 4 1) Refer to “Non-GAAP Financial Measures and Ratios”. 2) Source: Strathcona and MEG MD&A and Financial Statements. Sustaining capital per management estimates for MEG and SCR. Please see “MEG Combination” presentation on SCR website for further detail on sustaining capital estimates. Slide 5 1) Refer to “Non-GAAP Financial Measures and Ratios”. 2) Source: 2023 Alberta Energy Regulator Oil Sands Royalty Data; 2023 data used because that is the most recently published annual data available. Operating netback reflects gross revenue per barrel less operating costs per barrel (excludes royalties to ensure comparability between pre-payout and post-payout SAGD projects). AER royalty data does not include revenue from assets outside of royalty ring fence such as MEG Christina Lake Cogen or SCR Lindbergh Cogen. Includes 2023 results from SCR Lloydminster Thermal projects (located in Saskatchewan) for comparison purposes. Includes all projects >10 Mbbls / d, including: CVE Christina Lake, CVE Foster Creek, CNQ Jaskfish, COP Surmont, SU Firebag, CNOOC Long Lake, Harvest BlackGold, CVE Sunrise, ATH Leismer, SU MacKay River, Connacher Great Divide, ATH Hangingstone, CNQ Kirby, GFR Hangingstone, IMO Cold Lake, CNQ Primrose / Wolf Lake. Slide 6 1) Refer to “Oil and Gas Advisories” and “Forward Looking Information”. 2) Source: Enverus “Oil Sands – All Projects” Model, June 2025; reflects remaining years of PV-10 breakeven inventory at US$50 WTI, US$12 WCS-WTI, 1.35x CAD. Peers include ATH, CVE, CNQ, IMO, SU, CNOOC, COP, GFR, IPC, PetroChina, Connacher and Harvest. 3) Refer to “Oil and Gas Advisories” and “Forward Looking Information”. 4) Source: Strathcona McDaniel Report and MEG GLJ Report; calculated as 2024 2P reserve volumes divided by annualized 2024 production. Slide 7 1) MEG egress reflects 100 Mbbls / d of committed USGC pipeline contracts and 20 Mbbls / d of committed west coast pipeline contracts, relative to 2024 blend sales; SCR egress reflects Hamlin Terminal throughput (relative to SCR blend sales) plus 20 Mbbls / d of committed USGC pipeline contracts (beginning 2027). 2) Source: Strathcona and MEG MD&A. SCR Lloydminster Thermal and SCR Lloydminster Conventional realized price and transportation costs not publicly disclosed but reflect 2024 actuals. 3) Refer to “Non-GAAP Financial Measures and Ratios”. 4) MEG calculation for Strathcona contains the following errors: (a) assumes Strathcona Hardisty Rail Terminal is 80% utilized instead of 80% unutilized, (b) excludes 20 Mbbls / d of Strathcona firm capacity on USGC pipelines (beginning 2027), (c) compares Hamlin Rail Terminal nameplate capacity of 50 Mbbls / d to all Strathcona blend sales (in reality, Hamlin Rail Terminal is only used for Strathcona Lloydminster Thermal assets, which have current throughput of ~30 Mbbls / d). Slide 8 1) SEDI filings and company management information circulars. 2) Share purchases only include shares purchased on the open market (excludes shares purchased as part of exercise of stock options and shares received as part of vesting). Slide 9 1) On November 13, 2024, WEF announced it intended to distribute ~11% of Strathcona’s shares to its limited partners and completed the transaction January 31, 2025. Reflects total return (including dividends reinvested) between relevant date and May 15, 2025 (date of MEG Proposal). Slide 10 1) Refer to “Forward-Looking Information” and “Non-GAAP Financial Measures and Ratios” and “Oil and Gas Advisories”; 2025E production excludes all contributions from SCR’s Montney assets. 2) Based on MEG GLJ Report and SCR McDaniel Report; refer to “Oil and Gas Advisories”; production based on Q1 2025 Management, Discussion, and Analysis and reserves based on Q4 2024 Annual Information Form; SCR thermal production based on internal Strathcona management estimates. 3) Calculated as MEG’s post combination share of the relevant metric divided by MEG’s standalone metric. MEG’s post combination share of the relevant metric assumes all cash consideration is reinvested into Strathcona shares at Strathcona’s last pre-announcement closing share price of $30.92. Accretion / (dilution) metrics include the effect of expected synergies. 4) Calculated as Strathcona’s post combination share of the relevant metric divided by Strathcona’s standalone metric; analysis done on current Strathcona shareholders so excludes WEF Fund III investment; metrics exclude all contributions from SCR’s Montney assets. Accretion / (dilution) metrics include the effect of expected synergies. 5) Refer to “Non-GAAP Financial Measures and Ratios” and “Forward-Looking Information”. 6) 2024 metrics reflect financial results (unhedged) based on MEG and SCR 2024 YE financial statements, see “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; for Strathcona’s financial results excluding Montney see “2024 Strathcona Full Year Segmented Results”; Strathcona assumes no interest expense in 2024 post the Montney disposition; inclusive of expected annual synergies; sustaining capital inclusive of turnaround capital for both MEG and SCR. 7) 2025E Funds Flow and Funds Flow less Sustaining Capex estimates shown at: US$60 WTI, (US$11.00) WCS Hardisty differential, (US$2.00) WCS Houston differential, and C$2.50 AECO; 2025 metrics exclude all contribution from SCR Montney assets, and reflect full-year contribution from MEG assets; See “SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex”; inclusive of expected annual synergies; sustaining capital inclusive of turnaround capital for both MEG and SCR. 8) Refer to “Oil and Gas Advisories” and “Forward-Looking Information” to Net Asset Value per Share; 1P and 2P net asset value per share figures deduct net debt and lease liabilities. SCR (post Montney disposition) is estimated to have $123mm of positive cash and $82mm of lease liabilities per Strathcona management estimates as at March 31, 2025; MEG has C$775mm of net debt and $282mm of lease liabilities as at March 31, 2025; combined business has $1.6 billion of net debt and $364 million of lease liabilities as at March 31, 2025; inclusive of expected PV10 of operating synergies; PV of operating synergies takes the present value ($100 million) over lifespan of respective reserve life index (1P = 30 years, 2P = 50 years), discounted at 10%. 9) Based on MEG Energy November 24, 2025 investor presentation entitled “Delivering Value: Canada’s Leading Pure Play Oil Sands Producer” page 12 and Strathcona November 14, 2024 “2024 Investor Day” page 62. 10) See “Expected Overhead Synergies”, “Expected Interest Synergies” and “Expected Operating Synergies” tables. 11) Refer to “Oil and Gas Advisories”; calculated by taking the present value of operating synergies per year ($100 million) over lifespan of respective reserve life indexes (1P = 30 years, 2P = 50 years), discounted at 10%. Slide 11 1) The Canada Revenue Agency’s (CRA) published administrative guidance generally applicable to all taxpayers, made publicly available at Income Tax Folio S4-F5-C1, Share for Share Exchange - Canada.ca, supports the application of section 85.1 of the Income Tax Act (Canada). Paragraph 1.7 of the Folio sets out the circumstances that permit the receipt by a vendor of both newly issued shares and cash consideration in exchange for a share of the target while maintaining the availability of the section 85.1 rollover. Under the Offer, Strathcona clearly provides which fraction of each MEG common share is exchanged in consideration for newly issued Strathcona common shares and which fraction is exchanged for the cash consideration. This is consistent with section 85.1 and the aforementioned CRA guidance. Strathcona urges each shareholder to consult with their own tax advisors having regard to their own particular circumstances; however, there is no reasonable basis to assert that shareholders are unable to obtain a tax-deferred rollover on the disposition of a fraction of a MEG common share for the share consideration pursuant to section 85.1. 2) As described in Strathcona’s Circular, there is a risk that such a second step transaction is not completed as an amalgamation or at all and that, even with an amalgamation, the Internal Revenue Service could successfully challenge the qualification of the Offer and subsequent amalgamation as a reorganization, in which case a U.S. shareholder of MEG generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (a) the fair market value of any Strathcona common shares received plus the U.S. dollar value of any cash to which the holder is entitled pursuant to the Offer, and (b) the U.S. Holder’s adjusted tax basis in the MEG common shares so disposed. See “United States Federal Income Tax Considerations” in Strathcona’s Circular for a more detailed summary of the U.S. federal income tax considerations applicable to the Offer. General On May 14, 2025, Strathcona announced the sale of substantially all of its Montney assets for approximately $2.84 billion pursuant to definitive agreements with three separate purchasers. The sale of Strathcona’s Groundbirch property closed in June 2025. The sales of Strathcona’s Kakwa and Grande Prairie assets are expected to close early in third quarter of 2025. Both historical and forward-looking information included in this presentation is presented excluding the results of the Montney assets. On May 15, 2025, Strathcona announced the acquisition of the Hardisty Rail Terminal (“HRT”) for $50.0 million, $45.0 million post-closing adjustments. HRT, located in Hardisty Alberta, is the largest crude-by-rail terminal in Western Canada. Combined business information contained in this presentation represents Strathcona post Montney disposition, and in the case of net debt also post the HRT acquisition, adjusted to reflect operating, overhead and interest synergies expected to occur as a result of the combination with MEG. Historical information contained in this presentation represents Strathcona post Montney dispositions.

Slide Notes

SCR (Post Montney Dispositions) and MEG Reconciliation of Revenue to Funds Flow Less Sustaining Capex

		FY 2024A				FY 2025E			
		SCR Ex. Montney	MEG	Synergies	SCR Combined	SCR Ex. Montney	MEG	Synergies	SCR Combined
WTI	US$/bbl		$75.72				$60.00		
WCS - WTI Differential	US$/bbl		($14.75)				($11.00)		
AECO (C$/GJ)	C$/GJ		$1.38				$2.50		
CAD/USD FX	x		1.37				1.38		
Production	bbl/d	110,588	101,198		211,786	120,000	100,000		220,000
Revenue	$mm	$3,292	$3,042		$6,334	$2,880	$2,632		$5,512
Royalties	$mm	($567)	($591)		($1,158)	($282)	($301)		($584)
Opex	$mm	($640)	($234)	$25	($849)	($731)	($338)	$25	($1,044)
Transport	$mm	($364)	($623)		($987)	($400)	($698)		($1,099)
G&A and Stock-based Comp	$mm	($76)	($97)	$50	($123)	($84)	($95)	$50	($129)
EBITDA	$mm	**$1,645**	**$1,497**		**$3,217**	**$1,382**	**$1,200**		**$2,657**
Interest / Interest Income	$mm	–	($67)	$24	($65)	$9	($56)	$24	($65)
Finance Expense, Excl. Debt Amortization Costs and Debt Extinguishment	$mm	($37)	($39)		($76)	($35)	($40)		($75)
Tax	$mm	–	–		–	–	–		–
Funds Flow (Post Montney Disposition)	$mm	**$1,607**	**$1,391**		**$3,075**	**$1,356**	**$1,104**		**$2,517**
Sustaining Capex	$mm	($499)	($453)	$40	($912)	($542)	($505)	$40	($1,007)
Funds Flow (Post Montney Disposition) Less Sustaining Capex	$mm	**$1,108**	**$938**		**$2,163**	**$814**	**$599**		**$1,511**

Expected Overhead Synergies

		SCR Cold Lake	MEG	SCR Christina Lake
2024 G&A	$mm	$28	$73	$48
2024 Stock-based Comp (SBC)	$mm	–	$24	–
Total Overhead Costs	$mm	$28	$97	$48
Production	bbl/d	59,517	102,012	102,012
Overhead per Barrel	$/bbl	$1.28	$2.61	$1.28
Overhead Synergies	$mm			**$49**

Expected Interest Synergies

Estimated Combined Business Debt (as of March 31, 2025)	$mm	$1,563
Current SCR Cost of Debt	%	5.70%
Estimated Combined Business Cost of Debt	%	4.15%
Interest rate Savings	%	1.55%
Interest Cost Savings	$mm	**$24**

Expected Operating Synergies

Combined Business Expected Thermal Capital Expenditures	$mm	$1,500
Expected Capital Synergies Percentage	%	5.00%
Expected Annual Capital Expenditures Synergies	$mm	$75
Combined Business Expected Thermal Non-Energy Opex	$mm	$500
Expected Non-Energy Opex Synergies Percentage	%	5.00%
Expected Annual Non-Energy Opex Synergies	$mm	**$25**

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